ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

January 27, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Timothy S. Levenberg
Lauren Nguyen

Re:	Sustainable Development Acquisition I Corp.
Registration Statement on Form S-1
Filed January 15, 2021
File No. 333-252161

Ladies and Gentlemen:

On behalf of Sustainable Development Acquisition I Corp. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, we are filing with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement filed with the Commission on January 15, 2021 (the “Registration Statement”). Amendment No. 1 reflects revisions to the Registration Statement made in response to the comment letter dated January 26, 2021 from the staff of the Commission (the “Staff”), as well as certain other updated information.

For your convenience, the Company is supplementally providing to the Staff a copy of Amendment No. 1, which has been marked to indicate the changes from the Registration Statement.

For reference purposes, the comments contained in the Staff’s letter dated January 26, 2021 are reproduced below in italics and the corresponding responses are shown below the comments.  All references to page numbers in the Company’s responses are to the page numbers in Amendment No. 1.

Securities and Exchange Commission	- 2 -	January 27, 2021

Registration Statement on Form S-1 filed January 15, 2021

Summary, page 1

1.
You disclose here and in the business section that your “business strategy is to identify, acquire and maximize the value of a company operating in the UN SDG-related sectors of water, food & agriculture, renewable energy, and environmental resource management sectors.” However, you state in a risk factor at page 58 that “As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value.” Revise to explain how you can take actions which might not maximize stockholder value while simultaneously pursuing a strategy designed to “maximize the value” of the company you acquire. Please also consider including on the prospectus cover page corresponding disclosure regarding the potential for your taking actions which might not maximize stockholder value as a public benefit corporation.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 7 and 92 in Amendment No. 1 accordingly and has included corresponding disclosure on the prospectus cover page.

2.
We note your disclosure that subsequent to your incorporation as a public benefit corporation, you intend to be one of the few (if not the first) blank check companies to obtain “Pending B Corp” status. Revise to generally describe the process for receiving “Pending B Corp” status and clarify that you have not received such pending certification from any independent certifying organization.

Response to Comment 2:

The Company has received Pending B Corp status. Accordingly, in response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 87 in Amendment No. 1.

Summary Financial Data, page 34

3.
Revise your disclosure to give effect to the sale of units in this offering and the sale of the private placement warrants in a separate “as-adjusted” column.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 35 in Amendment No. 1 accordingly.

Risk Factors

Because of our special purpose acquisition company structure and limited resources, page 40

4.
Please expand this risk factor discussion or include a new risk factor to describe briefly the additional challenges you might face in completing an initial business combination as a “public interest” corporation and in light of your “strong interest” in such a target entity “either being a Certified B Corp or implementing policies and processes to become certified after investment” as you indicate at page 85. In your revised disclosure, discuss whether you may be limited to certain initial business combination candidates in order to meet your criteria.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on page 42 in Amendment No. 1 accordingly.

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Securities and Exchange Commission	- 3 -	January 27, 2021

We hope that the foregoing has been responsive to the Staff’s comment.  If you have any questions about this letter or require any further information, please call the undersigned at (212) 596-9515 or Michael S. Pilo of our offices at (212) 841-5716.

Very truly yours,

/s/ Paul Tropp

Paul D. Tropp

cc:	Nicole Neeman Brady Michael S. Pilo